Exhibit (a)(5)(N)

Teléfonos de México, S.A. de C.V.

A Mexican Company

MATERIAL FACT

Teléfonos de México, S.A.B. de C.V. (“TELMEX”), as controlling shareholder of Embratel Participações S.A. (“EMBRAPAR”), and its wholly owned subsidiary, Telmex Solutions Telecomunicações Ltda. (“Offeror”), as offeror in the voluntary tender offer under different procedures for the purchase of all of the common and preferred shares (including preferred shares represented by American Depositary Shares, or “ADSs”) of EMBRAPAR, launched concurrently in Brazil and the United States on October 3, 2006 (“Voluntary Tender Offer”), hereby announce to the public and to the shareholders of EMBRAPAR that the Board of the Brazilian Securities and Exchange Commission (“CVM”), in a meeting held on March 27, 2007, authorized the Offeror to extend the three-month term of the shareholder put right referred to in the second paragraph of article 10 of CVM Instruction no. 361/02 until the earlier of (1) June 27, 2007, the last day of a three-month period beginning on the date of this Material Fact and (2) the date on which the Brazilian Federal Telecommunications Agency – ANATEL (“ANATEL”) issues a statement favorable to the cancellation of the registration of EMBRAPAR as a publicly held company in Brazil.

During this period, the holders of the remaining publicly held common and preferred shares (including preferred shares represented by ADSs) of EMBRAPAR may sell their shares to the Offeror, at the Voluntary Tender Offer price, adjusted by the Brazilian monthly Taxa Referencial – TR, pro rata temporis, from May 8, 2006, the date the tender offer was announced, up to the date of settlement of such sale, pursuant to item 7.2 of the Notice of Voluntary Tender Offer.

The remaining terms and conditions of the Notice of Voluntary Tender Offer are still in effect, including item 7.3 and subitem 7.3.2.

Rio de Janeiro, March 30, 2007

Teléfonos de México, S.A.B. de C.V.